                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               _______________

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                               AMENDMENT NO. 1

                       American Financial Group, Inc.
                 ___________________________________________

                              (Name of Issuer)


                        Common Stock, $1.00 Par Value
                  _________________________________________

                       (Title of Class of Securities)

                                 029090 10 7
                       ______________________________
                               (CUSIP Number)

                           James C. Kennedy, Esq.
                           One East Fourth Street
                           Cincinnati, Ohio 45202
                               (513) 579-2538
                     ___________________________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 See Item 5
                          _________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

                              Page 1 of 5 Pages
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CUSIP NO. 029090 10 7            13D                    Page 2 of 5 Pages

1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Lou Ann Flint

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ]
3      SEC USE ONLY

4      SOURCE OF FUNDS*

       N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

7      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
       WITH:
       SOLE VOTING POWER
       3,549,987 (See Item 5)

8      SHARED VOTING POWER
       - - -

9      SOLE DISPOSITIVE POWER
       3,549,987 (See Item 5)

10     SHARED DISPOSITIVE POWER
       - - -

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       3,549,987 (See Item 5)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.1% (See Item 5)

14     TYPE OF REPORTING PERSON*
       IN

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        This  Amendment No. 1 to Schedule 13D is filed on behalf of  Lou  Ann
Flint (the "Reporting Person") to amend the Schedule 13D filing made on December 21, 1995 relative to shares of Common Stock, par value $1.00 per
share   ("Common  Stock"),  of  American  Financial  Group,  Inc.,  an   Ohio
corporation ("American Financial"). The principal executive offices of American Financial are located at One East Fourth Street, Cincinnati, Ohio
45202.   All  capitalized terms not otherwise defined herein shall  have  the meanings assigned to them in the Schedule 13D. Items not included in this amendment are either not amended or are not applicable.

Item 5.Interest in Securities of the Issuer.

        On March 31, 1997, the Trust distributed 251,191 shares of American Financial Common Stock to one of its beneficiaries as required by the terms of the Trust. As of March 31, 1997, the Reporting Person beneficially owned 3,549,987 shares (or approximately 6.1% of the outstanding shares) of American Financial Common Stock as follows:

              Holder                               Number of Shares

       Lou Ann Flint                                      822 (a)
       Trust                                        3,548,343 (b)
                                                   ------------------
        Total:                                      3,549,987

       (a) Includes 200 shares held as custodian for her minor children.
       (b)     Held as Lou Ann Flint, Trustee  of  the
               Edyth Lindner 1995-3 Qualified Annuity Trust dated 12-12-95.

        As of March 31, 1997, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving American Financial equity securities had been engaged in by the Reporting Person.

Item 7.Material to be filed as Exhibits.

       (1) Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.







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        After reasonable inquiry and to the best knowledge and belief of  the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1997


                                           James C. Kennedy
                                           James C. Kennedy
                                           As Attorney-in-Fact for:
                                           Lou Ann Flint
































                                    - 4 -

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Exhibit 1

                              POWER OF ATTORNEY


        I, Lou Ann Flint, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of December, 1995.



                                                    Lou Ann Flint
                                                    Lou Ann Flint























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